SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☒     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐     No ☒
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________.)

CNH GLOBAL N.V.
Form 6-K for the month of November 2006
List of Exhibits:
1.	News release entitled, “CNH America LLC and IAM Reach Agreement on Contract”

Press Release
For more information, contact:
Thomas Witom     News and Information     (847) 955-3939
CNH America LLC and IAM Reach
Agreement on Contract
LAKE FOREST, Illinois (October 31, 2006) — CNH AMERICA LLC, announced today that a majority of its employees belonging to the International Association of Machinists (IAM) in Fargo, North Dakota voted to ratify a new five and a half year contract, effective November 1, 2006 through April 27, 2012. The agreement was reached by the company and the union on October 30, 2006, and ratified by a majority of its 520 IAM represented employees today.
“We are pleased with this agreement,” said Linda Maurer, CNH vice president, human resources. “We believe this contract will result in a success in the years ahead for our employees, customers, dealers and shareholders.”
“The IAM Bargaining Committee worked hard for its members and are hopeful the agreement will bring mutual success to the Union and the Company,” stated Dennis Walworth, Directing Business Director, IAM District 5.
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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI; NYSE:FIA), More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Roberto Miotto
Roberto Miotto,
Senior Vice President, General Counsel and Secretary

November 2, 2006